UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

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Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden 233 Electric Road, North Point Hong Kong (86 592) 2396 888 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  □

Longtop Financial Technologies Limited

Paul Wolansky has resigned from the board of directors of Longtop Financial Technologies Limited (the “Company”), effective June 12, 2009.   Mr. Wolansky had served as Cathay IT Financial Services Limited’s representative on the board of directors since June 2007.  The Company does not currently intend to fill the vacancy created by Mr. Wolansky’s resignation.

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectus included in the Registration Statement on Form F-3 (File No. 333-159263) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: June 12, 2009

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

        By: /s/ Derek Palaschuk

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        Name: Derek Palaschuk

        Title: Chief Financial Officer